UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

February 12, 2007 (February 10, 2007)
DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED)

COMPETITIVE TECHNOLOGIES, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE
(STATE OR OTHER JURISDICTION OF INCORPORATION)

1-8696	**36-2664428**
(COMMISSION FILE NUMBER)	**(IRS EMPLOYER IDENTIFICATION NO.)**

777 Commerce Drive, Suite 100, Fairfield, Connecticut 06825
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)(ZIP CODE)

(203) 368-6044
Registrant's telephone number, including area code:

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into A Material Definitive Agreement

Effective April 10, 2007 the Registrant entered into a Summary of Terms of Exchange Agreement and Exclusive Stock Purchase Agreement among the Registrant, Betty Rios Valencia and Agrofrut E.U. (the "Terms Sheet"). The Terms Sheet will be followed by a Definitive Purchase Agreement and a Definitive Exclusive Marketing Agreement pursuant to which the Registrant will make a strategic investment of $750,000 for 5% ownership of Agrofrut, with the right to exchange Registrant common stock to acquire up to 100% of Agrofrut's remaining shares within 180 days. The number of Registrant Common Shares that would be delivered at Closing for 100% of Agrofrut will be determined by multiplying an independent

valuation (subject to both an appropriate discount factor based on Agrofrut's stage of business development and on approval by the Registrant's Board of Directors) by .95 and dividing the result by the 110% of the 180-day weighted average price of CTT shares, for the period 90 days before the date of the Term Sheet and the period 90 days beginning on the date of the Term Sheet, as determined by the closing price and trading volume shown on the Consolidated Tape of the American Stock Exchange for each trading day in the 180-day period. The shares would be issuable as restricted shares.

Ms. Rios Valencia, the principal shareholder of Agrofrut, is the spouse of Ben Marcovitch, a director of the Registrant. Mr. Marcovitch did not participate in or vote on approval of the Agreement.

Agrofrut's proprietary technology uses the biomass waste of pineapples, sugar cane, oranges, grapefruits and other agricultural products to produce high quality, low cost nutraceutical ingredients. Agrofrut's valuable extraction technology produces nutraceutical ingredients such as bromelain and xylitol among other important by-products, including ethanol and other alternative fuels. Upon execution of the definitive option agreement and payment of the investment, the Registrant and Agrofrut will share revenue from the sale of products on a 40/60% basis respectively. The Registrant's investment will be utilized by Agrofrut to accelerate expansion of Agrofrut's extraction capacity.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits.

10.1 Summary of Terms of Exchange Agreement and Exclusive Stock Purchase Agreement among Competitive Technologies, Inc., Betty Rios Valencia and Agrofrut E.U.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPETITIVE TECHNOLOGIES, INC.
(Registrant)

Dated: April 13, 2007   By: /s/ John B. Nano
                                                             John B. Nano
                                                             Chairman and Chief Executive Officer

SUMMARY OF TERMS OF
EXCHANGE AGREEMENT
AND
EXCLUSIVE STOCK PURCHASE AND OPTION AGREMENT
AMONG
COMPETITIVE TECHNOLOGIES, INC.,
BETTY RIOS VALENCIA
AND
AGROFRUT E.U.
April ___, 2007

Acquiring Entity:	Competitive Technologies, Inc. (CTT)
Acquired Entity:	Agrofrut E.U. (Colombia) (Agrofrut)
Party Exchanging Shares:	Betty Rios Valencia (Exchange Party)

1. Acquisition:

As a strategic investment, CTT (i) acquires from Agrofrut upon execution of this Term Sheet, Stock Purchase Agreement and Exclusive Marketing Agreement (A) 5% of Agrofrut's Shares, and (B) rights to market exclusively the total output of Agrofrut nutraceutical products and output from which CTT would receive 40% of the revenue and Agrofrut would receive 60% of the revenue upon receipt by CTT; and (ii) at Closing exchanges CTT Shares with Exchange Party to acquire 100% of Agrofrut's remaining shares.

2. Funds Transfer by CTT to Agrofut:

$750,000 (U.S.) upon execution of the Term Sheet, Stock Purchase Agreement and Exclusive Marketing Agreement by CTT, Exchange Party, and Agrofrut.

3. Purchase Price of 5% of Agrofrut shares; Acquisition of Remaining 95% of Agrofrut shares:

In return for payment of $750,000 from CTT to Agrofrut upon execution of this Term Sheet, Stock Purchase Agreement and Exclusive Marketing Agreement, Agrofrut would issue CTT 5% of Agrofrut's Shares and Exchange Party would give CTT an exclusive 180-day period for Closing the Exchange to acquire 100% of Agrofrut Shares.

4. Use of Proceeds:

Agrofrut shall use the $750,000 payment for corporate purposes, excluding distributions to Exchange Party.

5. Fees and Expense:

Each party shall be responsible for the fees and

expenses incurred by that party in connection with this transaction unless the other party shall agree in advance to a different arrangement.

6. CTT's Ownership of Agrofrut shares:

5% upon execution of this this Term Sheet, Stock Purchase Agreement and Exclusive Marketing Agreement; 100% upon Closing.

7. Completion of Due Diligence and Valuation:

Agrofrut and Exchange Party shall be required to supplement due diligence completed to date and to provide any assistance or information required for an independent appraisal/ valuation. CTT shall make an appraisal/ valuation of Agrofrut to confirm technological feasibility of and intellectual property rights in Agrofrut's plant and machinery for separation of micronutrients from organic wastes, Agrofrut's product mix and output, market assessment of the demand and prices of Agrofrut's product mix and output, and the impact of Agrofrut's increased nutraceutical output on market demand and prices. Upon approval of the independent appraisal/valuation by CTT's Board, the number of shares to be received in the Exchange shall be determined by application of Terms 8 and 9 below.

8. CTT Share Value upon Option Exercise:

The value of CTT Shares at Closing to acquire all of Exchange Party's Agrofrut Shares shall be 110% of the 180-day weighted average price of CTT shares, for the period 90 days before the date of this Term Sheet and the period 90 days beginning on the date of this Term Sheet, as determined by the closing price and trading volume shown on the Consolidated Tape of the American Stock Exchange for each trading day in the 180-day period ("CTT Share Value").

9. Determination of Exchange Ratio:

The number of CTT Shares that Exchange Party would receive at Closing shall be determined by multiplying the independent valuation (subject to both appropriate discount

9. Determination of Exchange Ratio (cont'd):	factor based on Agrofrut's stage of business development and approval by CTT's Board of Directors) by .95 and dividing the result by the CTT Share Value.
10. Sale and Exchange:	Shares of Common Voting Stock of Agrofrut E.U. (Colombia) are sold to Competitive Technologies, Inc. (U.S) at the execution of this Term Sheet, Stock Purchase Agreement and Exclusive Marketing Agreement. All remaining Shares of Agrofrut E.U. are exchanged at Closing for Shares of Competitive Technologies, Inc.
11. Registration of Exchange Shares of CTT:	Exchange Party would receive unregistered CTT Shares that are restricted under Rule 144 of the Securities and Exchange Commission. As agreed by the parties, all or part of Exchange Party's CTT shares may be registered if CTT at any time proposes to register additional common shares.
12. Support by Exchange Party	Prior to Closing, the Exchange Party shall provide Agrofrut and CTT with all necessary strategic and logistical support for (1) plant operation using Agrofrut's proprietary technology to extract micronutrient and other nutraceutical commodities from organic wastes processed by Agrofrut, (2) storage, preparation for shipment and transportation of the Agrofrut products, and (3) compliance with all laws and regulations governing manufacture, packaging, labeling, storage, shipment and sale of nutritional products for human consumption. Further, the Exchange Party and Agrofrut shall use their best efforts to convert key consultants to employees and to obtain from them employment and noncompetition agreements.
13. Encumbrances:	Prior to Closing, Agrofrut shall not encumber any asset and the Exchange Party shall not encumber shares of Agrofrut without the permission of CTT while this Term Sheet is in effect.

14. Decisions Requiring CTT Approval following CTT Payment for Exclusive Option:

Prior to Closing, the following actions require the prior approval of CTT: (a) amending the articles of incorporation, by-laws or corporate charter of Agrofrut; (b) sale or exchange of assets valued at more than $10,000 (U.S.) or intellectual property or other rights of Agrofrut; (c) sale or exchange of any interest in Agrofrut to a new owner; (d) taking any action which would cause the dilution of CTT's or the Exchange Party's interest in Agrofrut; (e) extending the purposes for which Agrofrut is organized or operating; (f) entering into any agreement for the sharing of profits or for joint ventures with any person or entity engaging in any business or venture with Agrofrut; (g) acquiring or merging with any business or executing any agreement to operate any business; (h) engaging in any other means of equity financing; (i) lending of Agrofrut funds; (j) filing or consenting to filing a petition for or against Agrofrut under any federal or state bankruptcy, insolvency or reorganization act; (k) establishing a program to allow one or more key employees to be awarded options or appreciation rights by Agrofrut; (l) entering into any agreement to market or to sell CTT products or output; and/or (m) making any assignment for the benefit of creditors.

15. Closing

The Closing shall be no later than 180 days after execution of this Term Sheet, the Stock Purchase Agreement and the Exclusive Marketing Agreement. Agrofrut shall cooperate fully in due diligence and independent appraisal/valuation.

16. Post-Acquisition:

Agrofrut becomes a wholly-owned subsidiary of CTT following Closing.

17. Financing of Agrofrut:	After Closing, CTT would finance Agrofrut operations in amounts agreed by CTT's board, and/or by outsourcing payroll, administration, marketing and other operations to CTT if such outsourcing is economical.
18. Agrofrut Board Composition after Closing:	After Closing, Agrofrut would have five Board members who would be elected by CTT.
19. Agrofrut President and Closing:	After Closing, the President and Chief Executive Officer of Agrofrut would be selected by Agrofrut's Board of Directors.

This summary of terms, other than the Agrofrut and the Exclusive Marketing Agreement is non-binding and is subject to execution of definitive documents, *provided, however*, that the Stock Purchase Agreement and Exclusive Marketing Agreement shall be binding on the parties, and the parties shall proceed in good faith to endeavor to consummate the Exchange.

Competitive Technologies, Inc.

By: _____
Name: John B. Nano
Title: President & CEO

Agrofrut, E.U.

By: _____   _____
Name: Betty Rios Valencia   Betty Rios Valencia, Individually
Title: President & CEO